Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 December 3, 2014

Credit Suisse Autocallable Yield Offering List

Please find the summary of the indicative terms for our December Autocallable Yield offerings below. All terms, including but not limited to coupon rate, participation rate, knock-in level, buffer amount, coupon barrier level, automatic redemption premium and fixed payment percentage, as applicable, are subject to change and will be determined on the Trade Date.  Additionally, dates listed below are expected dates, which are subject to change due to market conditions. The sales concessions listed may only represent a portion of the total underwriting discounts and fees for an offering. Capitalized terms used herein shall have the meaning given to them in the applicable offering documents. Any payment on the securities is subject to Credit Suisse’s ability to pay its obligations as they become due. Each of these summaries of the indicative terms for our December offerings is a general description of the terms of such offering. Please see the applicable offering document at the links provided below.

FOR BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION. SUBJECT TO CHANGE.

Brokerage

1 Year NBR Autocallable Reverse Convertible Securities
Subject to Automatic Redemption, the investor is entitled to receive a coupon expected to be [10.50-12.50]%* per annum paid monthly. If a Knock-In Event occurs and the Final Share Price is greater than or equal to the Initial Share Price, the Redemption Amount at maturity will be the principal amount of securities held. If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, the Redemption Amount will be the Physical Delivery Amount. If a Knock-In Event does not occur, the Redemption Amount will be the principal amount of the securities held.
CUSIP	Underlying(s)	Knock-In Level*	Coupon*	Trigger Observation Dates	Sales Concession	Preliminary Pricing Supplement	Trade Date	Settlement Date	Maturity Date
22547QYF7	Nabors Industries Ltd.	Approximately 60% of Initial level, American Knock-In	[10.50- 12.50]% per annum paid monthly	At 6 months and quarterly thereafter	1.50%	Download	12/9/14	12/12/14	12/14/15

1 Year GDX Autocallable Yield Notes
Subject to Automatic Redemption, the investor is entitled to receive a coupon expected to be 11%* per annum paid monthly. If a Knock-In Event occurs and if the Final Level is greater than or equal to the Initial Level, the Redemption Amount at maturity will be the principal amount of securities held. If a Knock In-Event occurs and if the Final Level is less than the Initial Level, the Redemption Amount at maturity will equal the principal amount of the securities held multiplied by the sum of one plus the performance of the Underlying. If a Knock-In Event does not occur, the Redemption Amount will be the principal amount of the securities held.
CUSIP	Underlying(s)	Knock-In Level*	Coupon*	Trigger Observation Dates	Sales Concession	Preliminary Pricing Supplement	Trade Date	Settlement Date	Maturity Date
22547QYH3	Market Vectors Gold Miners ETF	Approximately 70% of Initial Level; American Knock-In	11% per annum paid monthly	Quarterly	1.50%	Download	12/15/14	12/18/14	12/18/15

1 Year THC Autocallable Reverse Convertible Securities

Subject to Automatic Redemption, the investor is entitled to receive a coupon expected to be [9.00-11.00]%* per annum paid monthly.  If a Knock-In Event occurs and the Final Share Price is greater than or equal to the Initial Share Price, the Redemption Amount at maturity will be the principal amount of securities held.  If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, the Redemption Amount will be the Physical Delivery Amount.  If a Knock-In Event does not occur, the Redemption Amount will be the principal amount of the securities held.

CUSIP	Underlying(s)	Knock-In Level*	Coupon*	Trigger Observation Dates	Sales Concession	Preliminary Pricing Supplement	Trade Date	Settlement Date	Maturity Date
22547QYV2	Tenet Healthcare Corporation	Approximately 65% of Initial Level; American Knock-In	[9.00- 11.00]% per annum paid monthly	At 6 months and quarterly thereafter	1.50%	Download	12/23/14	12/29/14	12/29/15

1 Year ALXN Autocallable Reverse Convertible Securities
Subject to Automatic Redemption, the investor is entitled to receive a coupon expected to be [8.00-10.00]%* per annum paid monthly. If a Knock-In Event occurs and the Final Share Price is greater than or equal to the Initial Share Price, the Redemption Amount at maturity will be the principal amount of securities held. If a Knock-In Event occurs and the Final Share Price is less than the Initial Share Price, the Redemption Amount will be the Physical Delivery Amount. If a Knock-In Event does not occur, the Redemption Amount will be the principal amount of the securities held.
CUSIP	Underlying(s)	Knock-In Level*	Coupon*	Trigger Observation Dates	Sales Concession	Preliminary Pricing Supplement	Trade Date	Settlement Date	Maturity Date
22547QYU4	Alexion Pharmaceuticals, Inc.	Approximately 70% of Initial Level; American Knock-In	[8.00- 10.00]% per annum paid monthly	At 6 months and quarterly thereafter	1.50%	Download	12/23/14	12/29/14	12/29/15

Contact Info
Toll Free Group Number: Group Email Address:	1-877-927-7335 list.isg-nyc@credit-suisse.com
Credit Suisse Contact Information
Elaine Sam elaine.sam@credit-suisse.com 212 325 5072	James Bass james.bass@credit-suisse.com 212 538 4488
Steve Papadam mailto:steve.papadam@credit-suisse.com 212 325 1418	Dolapo Lawal dolapo.lawal@credit-suisse.com 212 538 6357
William Rothermel william.rothermel@credit-suisse.com 212 538 0273

* The actual coupon rate, participation rate, knock-in level, buffer amount, coupon barrier level, automatic redemption premium or fixed payment percentage, as applicable, to be determined on the Trade Date.

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, with respect to the offerings to which this Structured Product Offering List relates. Before you invest, you should read the applicable Preliminary Pricing Supplement, the applicable Underlying Supplement, the applicable Product Supplement, the Prospectus Supplement and the Prospectus, to understand fully the terms of each offering of securities and other considerations that are important in making a decision about investing in any of the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Pricing Supplement, Underlying Supplement, Product Supplement, Prospectus Supplement and Prospectus if you request by calling toll-free 1-(800)-221-1035.

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